March 26, 2008

Via U.S. Mail and Facsimile (414-964-8615)

Michael J. Koss
Vice Chairman, President, Chief Executive Officer,
       Chief Operating Officer, and Chief Financial Officer
Koss Corporation
4129 North Point Washington Avenue
Milwaukee, Wisconsin 53212

      Re: Koss Corporation
               Form 10-K for Fiscal Year Ended June 30, 2007
               Filed August 20, 2007
               File No. 0-03295

Dear Mr. Koss:

We have limited our review of your above filings to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You disclose on page 4 that your products are sold in countries in the Middle East, Africa, Asia, and the Caribbean, among other regions of the world. Although you make general reference on p.8 to concerns related in part to "the most recent developments in North Korea [and] Iran…," your filing does not include any specific information regarding contacts with Cuba, Iran, North Korea, Sudan, and Syria, countries located in the regions in which your products are sold. These countries are identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Iran, North Korea, Sudan, or Syria, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products and services you have provided into those countries, and any agreements,

commercial arrangements, or other contacts with the governments of those
countries or entities controlled by them.

* * * * *

Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are
in possession of all facts relating to the company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your
response to our comment. Please contact Pradip Bhaumik, Attorney-Advisor, at (202)
551-3333 if you have any questions about the comment or our review. You may also
contact me at (202) 551-3470.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Larry Spirgel
        Assistant Director
        Division of Corporation Finance

        Kyle Moffat
        Accounting Branch Chief
        Division of Corporation Finance